Exhibit 99.1

Fuwei Films Regains Compliance with NASDAQ Minimum Bid Price Rule

BEIJING, July 28, 2015 /PRNewswire/ -- Fuwei Films (Holdings) Co., Ltd. (FFHL) ("Fuwei Films" or the "Company"), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced that the Company received a letter from the Nasdaq Stock Market ("Nasdaq") on July 23, 2015 notifying the Company that it has regained compliance with the $1.00 per share minimum closing bid price requirement for continued listing on the NASDAQ Capital Market, pursuant to the NASDAQ Listing Rule 5550(a)(2) (the "Bid Price Rule").

As previously reported, on December 8, 2014, NASDAQ notified the Company that its ordinary shares failed to maintain a minimum bid price of $1.00 over the previous thirty consecutive business days as required by the Listing Rules of The Nasdaq Stock Market. Additionally, on June 9, 2015, Nasdaq notified the Company that while the Company had not regained compliance with the Bid Price Rule, it was eligible for an additional 180-day grace period, until December 7, 2015, to regain compliance with the Bid Price Rule.

Since then, NASDAQ has determined that for the last ten consecutive business days, from July 9, to July 22, 2015, the closing bid price of the Company's ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Bid Price Rule and this matter is now closed.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. ("Fuwei Shandong"). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei Films' BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Mr. Yong Jiang

Board Secretary

Phone: +86 158 632 92177

Email: fuweiir@fuweifilms.com

In the U.S.:

Ms. Vivian Chen

Investor Relations

Grayling

Phone: +1-646-284-9427

Email: vivian.chen@grayling.com